UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Inspire Pharmaceuticals, Inc.

(Name of Subject Company)

Inspire Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share, and the

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

457733103

(CUSIP Number of Class of Securities)

Joseph M. Spagnardi

Senior Vice President, General Counsel and Secretary

Inspire Pharmaceuticals, Inc.

8081 Arco Corporate Drive, Suite 400

Raleigh, NC 27617

(919) 941-9777

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Russell L. Leaf

Adam M. Turteltaub

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed with the Securities and Exchange Commission on April 15, 2011, by Inspire Pharmaceuticals, Inc. (the “Company”), as amended or supplemented from time to time. The Schedule 14D-9 relates to the cash tender offer by Monarch Transaction Corp. (“Merger Sub”), a wholly owned subsidiary of Merck & Co., Inc. (“Parent”), to purchase all of the Company’s outstanding shares of common stock at a price of $5.00 per share, payable net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase dated April 15, 2011, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1.

Item 8. Additional Information to be Furnished

Subsection (h) of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end of the last paragraph under subsection (h) of Item 8:

On April 15, 2011, a purported class action lawsuit was filed against the Company, the Board, Parent and Merger Sub in the Court of Chancery of the State of Delaware, under the caption Maz Aiyub, individually and on behalf of all others similarly situated v. George Abercrombie, et al., Case No. 6381. The plaintiffs in this case purport to sue on behalf of a class of stockholders of the Company, and allege that members of the Board breached their fiduciary duties to the members of the class by, among other things, failing to maximize shareholder value in connection with the sale of the Company to Parent. The complaint also alleges that the Company, Parent, and Merger Sub aided and abetted the Board in the Board’s purported breach of their fiduciary duties. The relief sought includes, among other things, an injunction preventing the proposed sale of the Company and tender offer, rescission, to the extent already performed, of the Merger Agreement, or granting plaintiffs rescissory damages, and reimbursement of plaintiffs’ costs, including reasonable attorney and expert fees.

On April 15, 2011, a purported class action lawsuit was filed against the Company, the Board, Parent and Merger Sub in the Court of Chancery of the State of Delaware, under the caption Pradeep Bheda, individually and on behalf of all others similarly situated v. George Abercrombie, et al., Case No. 6382. The plaintiffs in this case purport to sue on behalf of a class of stockholders of the Company, and allege that members of the Board breached their fiduciary duties to the members of the class by, among other things, failing to maximize shareholder value in connection with the sale of the Company to Parent. The complaint also alleges that the Company, Parent, and Merger Sub aided and abetted the Board in the Board’s purported breach of their fiduciary duties. The relief sought includes, among other things, an injunction preventing the proposed sale of the Company and tender offer, rescission, to the extent already performed, of the Merger Agreement, or granting plaintiffs rescissory damages, and reimbursement of plaintiffs’ costs, including reasonable attorney and expert fees.

On April 19, 2011, the complaint filed on April 14, 2011 relating to a purported class action lawsuit filed against the Company, the Board, Parent and Merger Sub in the United States District Court for the Eastern District of North Carolina, under the caption Norris Foster, Noah Alpern and Louis Alpern, individually and on behalf of all others similarly situated v. George Abercrombie, et al., No. 5:11-CV-00180, was amended to include certain federal claims. In addition to claims alleged in the original complaint filed on April 14, 2011, the plaintiffs in the amended complaint allege the Board, Company, and Parent disseminated false and misleading statements relating to, among other things, the sales process for the Company in violation of §14(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the amended complaint also alleges certain control person liability under § 20(a) of the Exchange Act against the Board, Company, and Parent.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph under the new subsection “(j) ANDA Filings”:

The Company received a Paragraph IV certification notice letter, dated April 15, 2011 (the “Notice Letter”), regarding an Abbreviated New Drug Application (“ANDA”) submitted to the U.S. Food and Drug

Administration (the “FDA”) by Sandoz Inc. (“Sandoz”) requesting approval to market and sell a generic version of AzaSite®, azithromycin ophthalmic solution, 1%.

In the Notice Letter, Sandoz claims U.S. Patent Nos. 6,159,458, 6,239,113, 6,569,443, and 7,056,893 (the “InSite Patents”) issued to InSite Vision Incorporated (“InSite”) and U.S. Patent No. 6,861,411 (the “Pfizer Patent” and, together with the InSite Patents, the “US Patents”) issued to Pfizer, Inc. (“Pfizer”) to be invalid and/or will not be infringed by the manufacture, use, importation, sale or offer for sale of the product described in the ANDA.

The Company was granted an exclusive license to the InSite Patents and an exclusive sublicense to the Pfizer Patent pursuant to that certain License Agreement by and between the Company and InSite, dated as of February 15, 2007, as amended (the “InSite License Agreement”). Insite and Pfizer each have retained the primary responsibility for enforcing the applicable rights associated with their respective patents. Notwithstanding the foregoing, pursuant to the InSite License Agreement the Company obtained step-in rights with respect to the initiation, prosecution and control of any patent infringement lawsuits relating to the US Patents under certain circumstances, including but not limited to InSite’s and/or Pfizer’s failure to initiate such a proceeding against an infringer (the “Step-In Rights”).

InSite, Pfizer and the Company have 45 days from the date of their respective receipt of the Notice Letter to commence a patent infringement lawsuit against Sandoz that would result in an automatic stay, or bar, of the FDA’s approval of the ANDA for up to 30 months or until a final court decision in the infringement suit in favor of Sandoz, whichever occurs first.

If required, the Company intends to vigorously enforce its intellectual property rights, pursuant to the Step-In Rights, relating to AzaSite®.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSPIRE PHARMACEUTICALS, INC.

By:	/s/ Adrian Adams
Name:	Adrian Adams
Title:	President and Chief Executive Officer

Dated: April 20, 2011